FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2007.

Total number of pages: 20

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)JUNE 30, 2007 (Unaudited)
(FROM APRIL 1, 2007 TO JUNE 30, 2007)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED

JUNE 30, 2007 (Unaudited)

(FROM APRIL 1, 2007 TO JUNE 30, 2007)

CONSOLIDATED

Released on July 27, 2007

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance

(1) Consolidated Results of Operations

	Japanese yen (Millions except per share amounts)
	For the three months ended June 30,		Year ended March 31,
	2007	2006	2007
Net sales	¥172,174	¥145,819	¥629,667
Percent change from the previous period	18.1%	19.0%	17.3%
Operating income	15,106	15,034	64,009
Percent change from the previous period	0.5%	56.6%	19.8%
Income before income taxes and minority interests	16,831	14,028	65,595
Percent change from the previous period	20.0%	17.3%	1.9%
Net income	11,116	8,849	39,932
Percent change from the previous period	25.6%	0.6%	(2.5)%
Net income per share -basic	¥76.75	¥61.19	¥276.03
Net income per share -diluted	¥74.63	¥59.45	¥268.25

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	As of June 30,		As of March 31,
	2007	2006	2007
Total assets	¥707,894	¥563,170	¥662,623
Shareholders’ equity	320,145	266,810	305,016
Shareholders’ equity to total assets	45.2%	47.4%	46.0%
Shareholders’ equity per share	¥2,208.78	¥1,844.78	¥2,107.40

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions )
	As of June 30,		As of March 31,
	2007	2006	2007
Net cash provided by operating activities	¥11,492	¥16,196	¥64,723
Net cash used in investing activities	(13,106)	(13,002)	(78,935)
Net cash provided by (used in) financing activities	6,261	(9,816)	8,943
Cash and cash equivalents at end of period	¥96,376	¥84,571	¥88,784

2. Forecast of Consolidated Financial Performance (For the year ending March 31, 2008)

	Japanese yen (Millions except per share amounts)
	For the six months ending September 30, 2007	For the year ending March 31, 2008
Net sales	¥340,000	¥720,000
Operating income	32,000	75,000
Income before income taxes and minority interests	32,000	75,000
Net income	20,000	45,000
Net income per share	¥138.18	¥310.91

Financial forecasts for the year ending March 31, 2008 remain unchanged from the previous ones released on April 25, 2007.

3. Others

(1) Change in number of material subsidiaries during the three months ended June 30, 2007

   (due to change in the scope of consolidation) : No

(2) Adoption of simplified accounting method : Yes

(3) Changes in accounting method in late consolidated fiscal year : No

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries:	126
Number of affiliates accounted for by the equity method:	4

(5) Change in scope of consolidation and application of equity method

  a) Changes from March 31, 2007

Number of subsidiaries newly included in consolidation:	9
Number of subsidiaries excluded from consolidation:	-
Number of affiliates newly accounted for by the equity method:	-
Number of affiliates excluded from accounted for by the equity method:	-

  b) Changes from June 30, 2006

Number of subsidiaries newly included in consolidation:	33
Number of subsidiaries excluded from consolidation:	2
Number of affiliates newly accounted for by the equity method:	-
Number of affiliates excluded from accounted for by the equity method:	1

1. Qualitative Information Regarding Consolidated Business Results

In the first quarter ended June 30, 2007 (“the quarter” below), the business environment, partially due to seasonal factors, was affected by a slump in the hard disk drive (HDD) market. However, Nidec made efforts in all business segments to meet the demands of the market in terms of technology and cost, and implemented management reforms at subsidiaries newly brought within the scope of consolidation through acquisitions. As a result, the company achieved growth in both revenues and earnings during the quarter, in comparison with the first quarter of the previous fiscal year. In part due to the increase in the number of consolidated subsidiaries, net sales rose approximately 18% in comparison to the same period of the previous fiscal year, and operating income grew 0.5% despite a decline in the machinery business. The depreciating yen allowed the company to post foreign currency transaction gains, which contributed to double-digit growth in both income before provision for income taxes and consolidated net income.

Net sales showed year-on-year growth of approximately ¥26,400 million, or 18.1%, to ¥172,174 million in the quarter. Operating income increased approximately ¥70 million, or 0.5%, to ¥15,106 million. In the first quarter of the previous fiscal year, the machinery business sector generated operating income of ¥4,059 million, but in the quarter under review this declined by approximately ¥1,500 million, to ¥2,570 million. Exclusive of the machinery business, other business segments achieved approximately 14% growth in operating income, and this offset the decrease in the machinery business and resulted in a small increase in total operating income. The company posted foreign currency transaction gains of approximately ¥2,400 million (in contrast to foreign currency transaction losses of ¥900 million in the first quarter of the previous fiscal year), which contributed to an increase in income before provision for income taxes of approximately ¥2,800 million, or 20.0%, to ¥16,831 million. Net income grew by approximately ¥2,270 million, or 25.6%, to ¥11,116 million.

Net sales by business segment were as follows.

Net sales for the quarter in the small precision motor business showed substantial year-on-year growth, rising by approximately ¥13,300 million, or 18.4%, to ¥85,351 million. The effect of newly consolidated subsidiaries accounted for approximately 8 percentage points of this growth, but the growth would have been a healthy 11% without it. Sales of spindle motors for hard disk drives were solid despite the slump in demand for HDDs, with both volume and value of sales growing by approximately 9% and 14% year-on-year, respectively. The average sales price in dollar-terms was held to a decline of approximately 1%. In yen terms, the average sales price increased by 5%, resulting from the yen’s depreciation against the dollar. The growth rate of 2.5-inch hard drive sales exceeded that of 3.5-inch hard drives in the quarter, but was lower than last fiscal year’s growth rate of over 50%. Net sales of other DC motors were up approximately 23% in comparison to the first quarter of the previous fiscal year. Of this, revenues from sales of brushless DC motors by Nidec Corporation and its direct-line subsidiaries grew approximately 10%, while the volume of sales rose 22%. This was due to a decline in the average sales price of motors for optical discs; although sales volume continued to show striking growth, the heightened unbundled sales ratio of these motors was a factor in decreasing the average sales price. In addition, there was a decline in sales of high-priced products for office equipment. Net sales of brushless DC fans increased by approximately 12% compared to the previous period, due mainly to the sales from a newly consolidated subsidiary in this period. Excluding the sales from a newly consolidated subsidiary, net sales of brushless DC fans decreased by approximately 2%, due mainly to decreased sales of cooling fans for CPU.

The mid-size motors business more than doubled its net sales, rising approximately ¥13,500 million, or 116%, to ¥25,213 million, of which, about ¥10,000 million was a direct result of the acquisition of Nidec Motors & Actuators from Valeo S.A. However, aside from this effect, almost 30% of the increase was due to higher sales of motors for automobiles and motors for home appliances and industrial use.

Net sales in the machinery business fell by approximately ¥5,000 million, or 22.5%, to ¥17,179 million, year-on-year. This was the result of a decline in shipments of robots for handling LCD panel substrates by Nidec Sankyo Corporation. On the other hand, Nidec-Read Corporation, Nidec-Kyori Corporation, and other group companies maintained their strong performance, with Nidec-Shimpo Corporation recording a 13% increase in sales of power transmission equipment. In addition, there was a recovery in sales of semiconductor production equipment by Nidec Tosok Corporation, which had decreased in the second half of last fiscal year.

The electronic and optical components business posted net sales of ¥38,092 million, an increase of approximately ¥4,400 million, or 13%, in comparison to the same quarter of the previous fiscal year. This segment benefited from an approximately 16.6% increase in sales of camera shutters and plastic lens units by Nidec Copal, including products destined for use in mobile telephones. Further, Nidec Copal Electronics Corporation’s sales of electronic components, including sales of Fujisoku Corporation, which was acquired by Nidec Copal Electronics in October 2006, rose approximately 36%, as the segment overall registered an increase in sales. Sales of Nidec Sankyo’s optical pick-up units fell approximately 40% year-on-year. This offset an sales increase of home appliance units and sales increase from Nidec Pigeon, which is Nidec Sankyo’s consolidated subsidiary.

Net sales in “other” businesses increased by approximately ¥100 million, or 2%, to ¥6,339 million. Sales of pivot assemblies for HDD components manufactured and marketed by Nidec Singapore Pte. Ltd. took a downturn. However, sales of auto parts by this business sector’s core firm, Nidec Tosok, increased approximately 4% and offset the sales decline of pivot assemblies.

Operating income for the quarter increased approximately ¥70 million, or 0.5%, to ¥15,106 million. Operating income in “small precision motors”, “mid-size motors” and “electronic and optical components” segments increased compared to previous period. On the other hand, the income in “Machinery” and “Others” segment decreased compared to the previous period, especially the decrease in “Machinery” was large. As a result, the consolidated operating income ratio declined by approximately 1.5%, resulting mainly from continued efforts to reinvigorate of newly acquired businesses.

The small precision motor business achieved growth in operating income of approximately ¥1,000 million, or 11%, to ¥10,125 million. The segment’s operating income ratio was 11.9%, down 0.8 percentage points from the first quarter of the previous fiscal year, primarily because the contribution of newly consolidated subsidiaries was limited only to net sales. When this effect is excluded, the operating income ratio was almost at the 13% level, as same period of the previous year.

The mid-size motors business achieved profitability in the last fiscal year, and, building on that foundation, recorded operating income of ¥541 million for the quarter, a year-on-year improvement of approximately ¥300 million. Reasons for this included growth in sales of motors for home appliances, particularly during the period of peak demand in connection with air conditioner production, and the profitability of automotive power-steering motors.

Operating income from sales of machinery declined ¥1,500 million year-on-year, to ¥2,570 million. In the first quarter of last fiscal year, the performance of Nidec Sankyo’s robot business was strong, and income was near record levels for a single quarter. In the quarter under review, however, a decline in sales in the robot business resulted in lower income. Nidec-Read and Nidec-Kyori maintained performance at last fiscal year’s levels, and Nidec-Shimpo turned in 30% growth in income.

The electronic and optical components business recorded operating income of ¥2,746 million, an increase of ¥800 million in comparison to the same quarter of the previous fiscal year. Profitability in “electronic and optical component” for Nidec Sankyo and Nicec Copal improved due to the improvement of profitability in Nidec Copal’s new products, such as shutter and lens unit, and cost reduction in Nidec Sankyo’s optical pickup units. As with Nidec Copal Electronics’ electronic components, profitability was favorable in comparison with the second half of last fiscal year, but failed to rise above performance in the first quarter of that year. In comparison with the fourth quarter of last fiscal year, operating income in this business segment increased by almost 2.3 times. The operating income ratio increased by 4 percentage points.

Operating income for “other” businesses declined by approximately ¥400 million to ¥297 million. Falling sales of pivot assemblies resulted in a decrease in operating income in that area.

2. Qualitative information on consolidated financial conditions

As for the changes in the balance sheet, total assets increased by approximately ¥45,300 million from the end of the previous fiscal year as of March 31, 2007, mainly due to the consolidation of Japan Servo Co., Ltd. during this quarter. Cash and cash equivalents, trade accounts receivable, inventory, tangible assets approximately increased by ¥7,600 million, ¥15,600 million, ¥7,100 million and ¥11,900 million, respectively.

For liabilities, short-term borrowings and trade notes and accounts payable increased by approximately ¥18,700 million and ¥6,000 million.

For shareholders’ equity, retained earnings and foreign currency translation adjustments increased by approximately ¥6,500 million and ¥7,000 million, respectively. Minority interest in consolidated subsidiaries increased by approximately ¥4,400 million, due mainly to the consolidation of Japan Servo Co., Ltd.

Shareholders’ equity was approximately ¥320,100 million and shareholders’ equity to total assets was 45.2%.

Overview of Cash Flow

The balance of cash and cash equivalents at the end of the quarter was ¥96,376 million, an increase of ¥7,592 million from the end of the previous year as of March 31, 2007.

Cash flow provided by operating activities was ¥11,492 million. Net income, depreciation expenses in total increased by approximately ¥19,700 million from the previous year as of March 31, 2007. Main expenditure is approximately ¥6,800 million, due mainly to an increase of notes and accounts receivable, an increase of inventory and a decrease of notes and accounts payable.

Cash flow used in investing activities was ¥13,106 million, out of which payments for capital investment were approximately ¥10,100 million, acquisitions of consolidated subsidiaries were ¥2,600 million and investment in subsidiaries were approximately ¥1,600 million.

Cash flow provided by financing activities was ¥6,261 million, resulting from an increase of short-term borrowings of approximately ¥10,800 million which offset cash outflow resulting from repayment of long-term debt was approximately ¥700 million and dividends paid was approximately ¥3,600 million.

3. Qualitative Information Regarding Forecasts of Consolidated Performance

Forecasts of consolidated performance for the fiscal year are fundamentally unchanged from the interim and full-year forecasts of performance released on April 25, 2007.

(1) Performance in the first quarter was close to forecasts. Net sales in the first quarter were approximately 50.6% of the value forecast for the first half, and operating income was 47.2% of the forecast for the half. Nidec’s core small precision motor business, which is focused on spindle motors for hard disk drives, will enter its period of peak demand in the second quarter. We therefore believe that the performance of this business is on track. The combined net sales of “other” businesses declined slightly (approximately 2%) in comparison to the fourth quarter of the preceding fiscal year, but operating income rose ¥900 million, or 18%, improving in line with forecasts. Accordingly, there are no changes to the interim forecasts.

(2) A forecast of performance for the fiscal year was released on April 25, together with the announcement of results for the previous term, and there are no significant changes in forecasts for the overall business environment and individual business segments. The performance of the HDD market from April through June was somewhat weak. In the face of falling prices, HDD manufacturers took measures to hold the line on profits, and business inquiries have been steady since July, as forecast. A research firm surveyed the market and predicts annual growth of around 10%. The mid-size motors business will continue the healthy performance seen in the first quarter. The recovery of performance in the electronic and optical components business will continue, as sales expand steadily. A recovery in orders is anticipated for the second half in the machinery business. Despite these favorable indications, at the present time performance is held to forecast levels. Nidec is nonetheless pursuing strong efforts to develop new sources of demand through new technologies and new products. In view of the foregoing, there are no changes to forecasts of performance for the fiscal year.

4. Others

(1) Change in number of material subsidiaries during the fiscal year

   (due to change in the scope of consolidation) : Not applicable

(2) Adoption of simplified accounting method : Yes

   (Corporate income tax reporting standards)

   Corporate income tax and other taxes are calculated using simplified methods, including the use of expected annual tax rate based on the legal income tax rate.

(3) Changes in accounting method in late consolidated fiscal year : Not applicable

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

Consolidated balance sheets- Assets

	Yen in millions
	June 30, 2007		March 31, 2007		Inc or Dec	June 30, 2006
Current assets:
Cash and cash equivalents	¥96,376		¥88,784		¥7,592	¥84,571
Trade notes receivable	18,215		17,318		897	16,684
Trade accounts receivable	162,601		147,014		15,587	127,049
Inventories:
Finished goods	30,455		26,960		3,495	26,894
Raw materials	19,687		17,324		2,363	14,383
Work in process	17,717		16,405		1,312	15,732
Project in progress	1,307		1,212		95	1,257
Supplies and other	2,291		2,407		(116)	3,317
Other current assets	20,268		21,238		(970)	15,917
Total	368,917	52.1%	338,662	51.1%	30,255	305,804	54.3%

Investments and loan receivable:
Marketable securities and other securities investments	24,085		21,805		2,280	19,990
Investments in and advances to affiliates	2,208		2,194		14	3,120
Total	26,293	3.7	23,999	3.6	2,294	23,110	4.1

Property, plant and equipment:
Land	39,832		38,289		1,543	35,821
Buildings	114,736		103,325		11,411	89,243
Machinery and equipment	288,144		258,970		29,174	208,329
Construction in progress	10,899		13,717		(2,818)	12,053
Sub-total	453,611	64.1	414,301	62.5	39,310	345,446	61.3
Less - Accumulated depreciation	(234,506)	(33.1)	(207,059)	(31.2)	(27,447)	(166,967)	(29.6)
Total	219,105	31.0	207,242	31.3	11,863	178,479	31.7

Goodwill	69,392	9.8	67,780	10.2	1,612	45,720	8.1
Other non-current assets	24,187	3.4	24,940	3.8	(753)	10,057	1.8

Total assets	¥707,894	100.0%	¥662,623	100.0%	¥45,271	¥563,170	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	June 30, 2007		March 31, 2007		Inc or Dec	June 30, 2006
Current liabilities:
Short-term borrowings	¥97,578		¥78,848		¥18,730	¥39,342
Current portion of long-term debt	3,456		3,216		240	2,407
Trade notes and accounts payable	123,654		117,665		5,989	111,987
Other current liabilities	32,338		35,640		(3,302)	26,725
Total	257,026	36.3%	235,369	35.6%	21,657	180,461	32.1%

Long-term liabilities:
Long-term debt	31,609		31,560		49	32,193
Accrued pension and severance costs	15,605		13,013		2,592	9,632
Other long-term liabilities	12,690		11,212		1,478	10,750
Total	59,904	8.5	55,785	8.4	4,119	52,575	9.3

Total liabilities	316,930	44.8	291,154	44.0	25,776	233,036	41.4
Minority interest in consolidated subsidiaries	70,819	10.0	66,453	10.0	4,366	63,324	11.2

Shareholders’ equity:
Common stock	66,248	9.4	65,868	9.9	380	65,669	11.7
Additional paid-in capital	68,859	9.7	68,469	10.3	390	68,264	12.1
Retained earnings	166,991	23.6	160,480	24.2	6,511	132,291	23.5
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	13,854		6,874		6,980	(2,138)
Unrealized gains on securities	4,207		3,324		883	3,082
Minimum pension liability adjustment	-		-		-	(115)
Pension liability adjustments	252		263		(11)	-
Total comprehensive income (loss)	18,313	2.5	10,461	1.6	7,852	829	0.1
Treasury stock, at cost	(266)	(0.0)	(262)	(0.0)	(4)	(243)	(0.0)
Total shareholders’ equity	320,145	45.2	305,016	46.0	15,129	266,810	47.4

Total liabilities and shareholders’ equity	¥707,894	100.0%	¥662,623	100.0%	¥45,271	¥563,170	100.0%

Consolidated statements of income

	Yen in millions
	Three months ended June 30,				Increase or		For the year ended
	2007		2006		Decrease		March 31, 2007
Net sales	¥172,174	100.0%	¥145,819	100.0%	¥26,355	18.1%	¥629,667	100.0%
Cost of products sold	136,769	79.4	111,956	76.8	24,813	22.2	486,627	77.3
Selling, general and administrative expenses	12,711	7.4	11,216	7.7	1,495	13.3	46,276	7.3
Research and development expenses	7,588	4.4	7,613	5.2	(25)	(0.3)	32,755	5.2
Operation expenses	157,068	91.2	130,785	89.7	26,283	20.1	565,658	89.8
Operating income	15,106	8.8	15,034	10.3	72	0.5	64,009	10.2

Other income (expense):
Interest and dividend income	797		562		235		2,565
Interest expenses	(706)		(486)		(220)		(2,022)
Foreign exchange gain (loss), net	2,370		(944)		3,314		1,757
Gain (loss) from marketable securities, net	27		208		(181)		943
Other, net	(763)		(346)		(417)		(1,657)
Total	1,725	1.0	(1,006)	(0.7)	2,731	-	1,586	0.2
Income before provision for income taxes	16,831	9.8	14,028	9.6	2,803	20.0	65,595	10.4
Provision for income taxes	(4,427)	(2.6)	(3,128)	(2.1)	(1,299)	41.5	(17,460)	(2.8)
Income before minority interest and equity in earnings of affiliated companies	12,404	7.2	10,900	7.5	1,504	13.8	48,135	7.6
Minority interest in income (loss) of consolidated subsidiaries	1,263	0.7	2,053	1.4	(790)	(38.5)	8,130	1.3
Equity in net (income) loss of affiliated companies	25	0.0	(2)	(0.0)	27	-	73	0.0
Net income	¥11,116	6.5%	¥8,849	6.1%	¥2,267	25.6%	¥39,932	6.3%

Consolidated statements of shareholders’ equity and comprehensive income (loss)

For the three months ended June 30, 2007

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
The cumulative effect by the FIN 48 application *				(987)			(987)
Comprehensive income:
Net income				11,116			11,116
Other comprehensive income (loss):
Foreign currency translation adjustments					6,980		6,980
Unrealized losses on securities, net of reclassification adjustment					883		883
Pension liability adjustments					(11)		(11)
Total comprehensive income							18,968
Dividends paid				(3,618)			(3,618)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(4)	(4)
Balance at June 30, 2007	144,987,492	¥66,248	¥68,859	¥166,991	¥18,313	¥(266)	¥320,145

*: Resulting from the adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” in this period, our retained earnings as of March 31, 2007 decreased by ¥987 million.

For the three months ended June 30, 2006

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				8,849			8,849
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,063)		(2,063)
Unrealized losses on securities, net of reclassification adjustment					(781)		(781)
Minimum pension liability adjustment					-		-
Total comprehensive income							6,005
Dividends paid				(2,892)			(2,892)
Exercise of stock option	11,000	20	24				44
Purchase of treasury stock						(6)	(6)
Balance at June 30, 2006	144,672,292	¥65,669	¥68,264	¥132,291	¥829	¥(243)	¥266,810

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the period ended June 30,	For the period ended June 30,	Year ended March 31,
	2007	2006	2007
Cash flows from operating activities:
Net income	¥11,116	¥8,849	¥39,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,590	6,363	30,687
Loss (gain) on marketable securities, net	(27)	(208)	(943)
Loss (gain) on sales, disposal or impairment of property, plant and equipment	(16)	213	1,737
Minority interest in income of consolidated subsidiaries	1,263	2,053	8,130
Equity in net income (loss) of affiliated companies	25	(2)	73
Foreign currency adjustments	(653)	578	368
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(2,317)	(799)	(10,414)
Decrease (increase) in inventories	(1,319)	(2,335)	1,805
Increase (decrease) in notes and accounts payable	(3,125)	4,314	(4,223)
Increase (decrease) in accrued income taxes	(4,470)	(4,087)	2,491
Other	2,425	1,257	(4,920)
Net cash provided by operating activities	11,492	16,196	64,723
Cash flows from investing activities:
Additions to property, plant and equipment	(10,051)	(10,514)	(39,144)
Proceeds from sales of property, plant and equipment	118	88	1,089
Purchases of marketable securities	(2)	(0)	(4)
Proceeds from sales of marketable securities	934	378	1,071
Proceeds from sales of investments in affiliated companies	-	-	774
Proceeds from sales of investment in subsidiaries	-	-	135
Payments for additional investments in subsidiaries	(1,640)	(2,026)	(16,588)
Acquisitions of consolidated subsidiaries, net of cash acquired	(2,583)	-	(25,322)
Investments in and advances to affiliates	-	11	-
Other	118	(939)	(946)
Net cash used in investing activities	(13,106)	(13,002)	(78,935)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	10,750	(3,697)	22,649
Repayments of long-term debt	(708)	(2,351)	(6,696)
Proceeds from issuance of new shares	761	40	438
Dividends paid	(3,618)	(2,892)	(5,786)
Other	(924)	(916)	(1,662)
Net cash provided by (used in) financing activities	6,261	(9,816)	8,943
Effect of exchange rate changes on cash and cash equivalents	2,945	(886)	1,974
Net increase (decrease) in cash and cash equivalents	7,592	(7,508)	(3,295)
Cash and cash equivalents at beginning of period	88,784	92,079	92,079
Cash and cash equivalents at end of the first quarter	¥96,376	¥84,571	¥88,784

Segment information

1) Operating Segment Information

			Yen in millions
	Three months ended June 30, 2007		Three months ended June 30, 2006		Increase or decrease
Net sales:
Nidec Corporation	¥45,119	16.2%	¥42,961	17.0%	¥2,158	5.0%
Nidec Electronics (Thailand) Co., Ltd.	24,556	8.8	18,974	7.5	5,582	29.4
Nidec (Zhejiang) Corporation	5,442	2.0	4,713	1.9	729	15.5
Nidec (Dalian) Limited	11,801	4.2	12,057	4.8	(256)	(2.1)
Nidec Singapore Pte. Ltd.	10,201	3.7	14,183	5.6	(3,982)	(28.1)
Nidec (H.K.) Co., Ltd.	9,503	3.4	8,224	3.3	1,279	15.6
Nidec Philippines Corporation	11,926	4.3	10,680	4.2	1,246	11.7
Nidec Sankyo Corporation	16,495	5.9	21,899	8.7	(5,404)	(24.7)
Nidec Copal Corporation	16,920	6.1	16,815	6.7	105	0.6
Nidec Tosok Corporation	5,882	2.1	5,586	2.2	296	5.3
Nidec Copal Electronics Corporation	5,885	2.1	5,828	2.3	57	1.0
Nidec Shibaura Corporation	5,808	2.1	4,415	1.7	1,393	31.6
Nidec-Shimpo Corporation	3,266	1.2	3,132	1.2	134	4.3
Nidec Motors & Actuators	9,844	3.5	-	-	9,844	-
Nidec Nissin Corporation.	2,713	1.0	2,782	1.1	(69)	(2.5)
All others	92,348	33.4	80,343	31.8	12,005	14.9
Sub-total	277,709	100.0%	252,592	100.0%	25,117	9.9
Adjustments and eliminations	(105,535)	-	(106,773)	-	1,238	-
Consolidated total	¥172,174	-	¥145,819	-	¥26,355	18.1%

			Yen in millions
	Three months ended June 30, 2007		Three months ended June 30, 2006		Increase or decrease
Operating income:
Nidec Corporation	¥2,841	19.0%	¥2,488	16.0%	¥353	14.2%
Nidec Electronics (Thailand) Co., Ltd.	1,961	13.1	2,599	16.7	(638)	(24.5)
Nidec (Zhejiang) Corporation	286	1.9	6	0.0	280	-
Nidec (Dalian) Limited	1,278	8.5	1,012	6.5	266	26.3
Nidec Singapore Pte. Ltd.	254	1.7	414	2.7	(160)	(38.6)
Nidec (H.K.) Co., Ltd.	112	0.7	82	0.5	30	36.6
Nidec Philippines Corporation	1,101	7.4	693	4.5	408	58.9
Nidec Sankyo Corporation	949	6.3	2,429	15.6	(1,480)	(60.9)
Nidec Copal Corporation	724	4.8	667	4.3	57	8.5
Nidec Tosok Corporation	188	1.3	348	2.2	(160)	(46.0)
Nidec Copal Electronics Corporation	708	4.7	812	5.2	(104)	(12.8)
Nidec Shibaura Corporation	62	0.4	66	0.4	(4)	(6.1)
Nidec-Shimpo Corporation	252	1.7	261	1.7	(9)	(3.4)
Nidec Motors & Actuators	84	0.6	-	-	84	-
Nidec Nissin Corporation.	67	0.4	123	0.8	(56)	(45.5)
All others	4,106	27.5	3,553	22.9	553	15.6
Sub-total	14,973	100.0%	15,553	100.0%	(580)	(3.7)
Adjustments and eliminations	133	-	(519)	-	652	-
Consolidated total	¥15,106	-	¥15,034	-	¥72	0.5%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

3. In December 2006, we acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, Nidec Motors & Actuators was identified as reportable operating segments from this three months ended June 30, 2007.

4. “Nidec Motors & Actuators”, described in above chart, is comprised of Nidec Motors & Actuators (Germany) GmbH and its subsidiaries of Europe and North America which primarily produce and sell in-car motors.

SUPPORT DOCUMENTATION (Three months ended June 30, 2007)

(1) Business Segment Information

	Japanese yen (Millions)
	Three months ended June 30, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥85,351	¥25,213	¥17,179	¥38,092	¥6,339	¥172,174	¥-	¥172,174
Intersegment	357	36	2,934	101	1,010	4,438	(4,438)	-
Total	85,708	25,249	20,113	38,193	7,349	176,612	(4,438)	172,174
Operating expenses	75,583	24,708	17,543	35,447	7,052	160,333	(3,265)	157,068
Operating income	¥10,125	¥541	¥2,570	¥2,746	¥297	¥16,279	¥(1,173)	¥15,106

	Japanese yen (Millions)
	Three months ended June 30, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥72,101	¥11,672	¥22,166	¥33,679	¥6,201	¥145,819	¥-	¥145,819
Intersegment	36	35	3,010	150	1,082	4,313	(4,313)	-
Total	72,137	11,707	25,176	33,829	7,283	150,132	(4,313)	145,819
Operating expenses	63,007	11,461	21,117	31,899	6,594	134,078	(3,293)	130,785
Operating income	¥9,130	¥246	¥4,059	¥1,930	¥689	¥16,054	¥(1,020)	¥15,034

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment

			Yen in millions
	Three months ended June 30, 2007		Three months ended June 30, 2006		Increase or decrease
Japan	¥90,799	52.7%	¥82,226	56.4%	¥8,573	10.4%
America	5,478	3.2	1,943	1.3	3,535	181.9
Singapore	12,227	7.1	16,568	11.4	(4,341)	(26.2)
Thailand	22,139	12.9	16,097	11.0	6,042	37.5
Philippines	2,750	1.6	2,742	1.9	8	0.3
China	10,600	6.2	8,661	5.9	1,939	22.4
Other	28,181	16.3	17,582	12.1	10,599	60.3
Total	¥172,174	100.0%	¥145,819	100.0%	¥26,355	18.1%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region

			Yen in millions
	Three months ended June 30, 2007		Three months ended June 30, 2006		Increase or decrease
North America	¥8,272	4.8%	¥4,128	2.8%	¥4,144	100.4%
Asia	98,474	57.2	90,929	62.4	7,545	8.3
Other	13,356	7.8	5,509	3.8	7,847	142.4
Overseas sales total	120,102	69.8	100,566	69.0	19,536	19.4
Japan	52,072	30.2	45,253	31.0	6,819	15.1
Consolidated total	¥172,174	100.0%	¥145,819	100.0%	¥26,355	18.1%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

BUSINESS COMBINATIONS

For the three months ended June 30, 2007

The corporate name of which NIDEC acquired the entity:

1. Japan Servo Co., Ltd.  (“JSRV”)

The business of JSRV:

Productions and sales of small precision motors and the motor applied products.

The purpose of the acquisition:

We intended to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the field of small precision motors.

The acquisition date:

April 27, 2007

Legal form of the business combination:

Stock acquisition by cash payment

The voting share which NIDEC acquired:

51.7%

The purchase price, the purchase shares and goodwill

The purchase price for the acquisition: ¥4,800 million (The direct cost ¥4,733 million, Indirect cost ¥67 million)

The shares which NIDEC acquired: 18,204,466 shares.(included 1,466 shares, what NIDEC hold before the tender offer. The acquisition cost of the 1,466 shares was ¥0 million.)

Goodwill ¥790 million.

We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No.142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize impairment.